UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: April 20, 2017

(Date of earliest event reported)

MEDALIST DIVERSIFIED REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	47-5201540
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 S. 12th Street, Suite 401

Richmond, Virginia 23219

(Full mailing address of principal executive offices)

(804) 344-4435

(Issuer’s telephone number, including area code)

ITEM 9. OTHER EVENTS

On April 20, 2017, we entered into an escrow agreement, or the Escrow Agreement, with Branch Banking and Trust Company, a North Carolina banking corporation, or BB&T, and Moloney Securities Co., Inc., a Missouri corporation, or Moloney, which is our dealer manager for our ongoing Regulation A offering, or the Offering, of our common stock pursuant to the offering circular filed with the United States Securities and Exchange Commission on August 1, 2016, as supplemented. Pursuant to the Escrow Agreement, BB&T will serve as the escrow agent for the Offering with respect to those investors who wish to purchase shares in the Offering outside of the platform operated by FOLIOfn Investments, Inc. In connection with our entry into the Escrow Agreement, we revised our subscription agreement to include subscription through the escrow account with BB&T.

The foregoing is a summary and is qualified in its entirety by the form of Subscription Agreement and the Escrow Agreement, copies of which are filed as Exhibit Nos. 4.1 and 8.1 to this Current Report on Form 1-U and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Medalist Diversified REIT, Inc.,
a Maryland corporation

By:	/s/ Thomas E. Messier
Name:	Thomas E. Messier
Its:	Co-President
Date:	April 25, 2017

Exhibit Index

Exhibit No.	Description of Exhibit

4.1	Form of Subscription Agreement

8.1	Escrow Agreement by and among Medalist Diversified REIT, Inc., Branch Banking & Trust Company, and Moloney Securities, Inc., dated as of April 20, 2017.